                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             SONICblue Incorporated
           ----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                    83546Q109
                           --------------------------
                                 (CUSIP Number)


                                 April 22, 2002
              ----------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO; HC
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN; HC
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC
------------------------------------------------------------------------------
/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Equity Fund Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO; HC
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aragon Investments, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $25,000,000 in principal amount of 7 3/4 Secured
                          Senior Subordinated Convertible Debentures
                          (convertible into 1,300,728 shares of Common
                          Stock)/12/
     OWNED BY
                          Warrants to purchase 2,500,000 shares of Common
                          Stock/2/

                          2,496,385 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year. At the option of the Company 50% of each interest payment may be made in Common Stock.

/2/  See Footnote 1 in Item 4.

  CUSIP NO.  83546Q109               13G
            -----------

Item 1(a)  Name of Issuer:          SONICBLUE INCORPORATED

     1(b)  Address of Issuer's Principal Executive Offices:

                                    2841 Mission College Boulevard
                                    Santa Clara, California 95054

Item 2(a)  Name of Person Filing
Item 2(b)  Address of Principal Business Office
Item 2(c)  Citizenship

                                    Citadel Limited Partnership
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

                                    GLB Partners, L.P.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited partnership

                                    Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited liability company

                                    Kenneth Griffin
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    U.S. Citizen

  CUSIP NO.  83546Q109               13G
            -----------


                                    Wellington Partners Limited Partnership
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

                                    Citadel Equity Fund Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Kensington Global Strategies Fund, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Aragon Investments, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

      2(d)      Title of Class of Securities:

                                    Common Stock, par value $0.0001 per share

      2(e)      CUSIP Number:       83546Q109.


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a)          [__]   Broker or dealer registered under Section 15
                                    of the Exchange Act;

                (b)          [__]   Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                (c)          [__]   Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act;

  CUSIP NO.  83546Q109               13G
            -----------

                (d)          [__]   Investment company registered under Section
                                    8 of the Investment Company Act;

                (e)          [__]   An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                (f)          [__]   An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)          [__]   A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);

                (h)          [__]   A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                (i)          [__]   A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                (j)          [__]   Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4          Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
CITADEL EQUITY FUND LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
ARAGON INVESTMENTS, LTD.

      (a)       Amount beneficially owned:

$25,000,000 in principal amount of 7 3/4 Secured Senior Subordinated Convertible
      Debentures (convertible into 1,300,728 shares of Common Stock)/1/

Warrants to purchase 2,500,000 shares of Common Stock/1/


2,496,385 shares of Common Stock

      (b)       Percent of Class:

  CUSIP NO.  83546Q109               13G
            -----------

Approximately 6.3% as of the date of this filing. (Based on 95,545,225 shares of Common Stock issued and outstanding as of April 15, 2002, plus the shares of Common Stock issuable upon the conversion of the 7 3/4 Convertible Debentures and exercise of the Warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

                               0

                (ii)    shared power to vote or to direct the vote:

                        See item (a) above.

                (iii)   sole power to dispose or to direct the disposition of:

                               0

                (iv)    shared power to dispose or to direct the disposition of:

                        See item (a) above.

/1/ The 7 3/4 Convertible Debentures accrue interest at a rate of 7 3/4% per annum from April 22, 2002, payable in cash on March 1 and September 1 of each year. At the Company's option 50% of each interest payment may be made in shares of the Company's common stock, par value $0.0001 per share (the "Common Stock")(not to exceed 200,000 shares with respect to any interest payment date). As of the date of this filing, the 7 3/4 Convertible Debentures had accrued interest of approximately $53,819. If the Company elects to pay part of the interest payment in shares of Common stock, the Common Stock will be valued at 95% of the average of the closing prices for the five consecutive trading days ending on and including the third trading day prior to the interest payment date (every March 1 and September 1) for which interest will partially be paid in shares of Common Stock.

The securities reported herein include (i) 2,496,385 shares of Common Stock (ii) 1,300,728 shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $25,000,000 in principal amount of the Company's 7 3/4 Secured Senior Subordinated Convertible Debentures due September 1, 2005 which may be converted by the Reporting Persons, at any time prior to the close of business on September 1, 2005, into shares of Common Stock at the conversion price equal to $19.22, subject to adjustment upon certain dilutive events, and (iii) 2,500,000 shares of Common Stock that the Reporting Person may acquire in the future through the exercise by the Reporting Persons of warrants (the "Warrants") at an exercise price equal to $3.39. The 7 3/4 Convertible Debentures and Warrants were issued on April 22, 2002.

  CUSIP NO.  83546Q109               13G
            -----------

Pursuant to the terms of the 7 3/4 Convertible Debentures and the Warrants, the Reporting Persons cannot be the "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5          Ownership of Five Percent or Less of a Class:
                                    Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                                    See Item 2 above.

Item 8          Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9          Notice of Dissolution of Group:
                                    Not Applicable.

Item 10         Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  CUSIP NO.  83546Q109               13G
            -----------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of May, 2002           /s/ Kenneth Griffin
                                          --------------------------------------
                                          Kenneth Griffin


CITADEL LIMITED PARTNERSHIP               CITADEL INVESTMENT GROUP, L.L.C.

By:   GLB Partners, L.P.,                 By:   /s/ Kenneth Griffin
      its General Partner                     ----------------------------------
                                                    Kenneth Griffin, President

By:   Citadel Investment Group, L.L.C.,
      its General Partner                 CITADEL EQUITY FUND LTD.

By: /s/ Kenneth Griffin                   By:  Citadel Limited Partnership,
   ------------------------------------        its Trading Manager
      Kenneth Griffin, President

GLB PARTNERS, L.P.                        By:  GLB Partners, L.P.,
                                               its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner                 By:  Citadel Investment Group, L.L.C.,
                                               its General Partner

By: /s/ Kenneth Griffin
   ------------------------------------
      Kenneth Griffin, President          By: /s/ Kenneth Griffin
                                              ----------------------------------
                                                  Kenneth Griffin, President


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By:   Citadel Limited Partnership,
      its Trading Manager

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By: /s/ Kenneth Griffin
   ------------------------------------
      Kenneth Griffin, President

  CUSIP NO.  83546Q109               13G
            -----------

ARAGON INVESTMENTS, LTD.

By:   Citadel Limited Partnership,
      its Trading Manager

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By: /s/ Kenneth Griffin
   -----------------------------------------
      Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED
PARTNERSHIP

By:   Citadel Limited Partnership,
      its General Partner

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By: /s/ Kenneth Griffin
   -----------------------------------------
      Kenneth Griffin, President